SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 4

CONNECTURE, INC.

(Name of Issuer)

Connecture, Inc.

FP Healthcare Holdings, Inc.

FP Healthcare Intermediate, LLC

Francisco Partners IV, L.P.

Francisco Partners IV-A, L.P.

Francisco Partners GP IV, L.P.

Francisco Partners GP IV Management Limited

Chrysalis Ventures II, L.P.

Chrysalis Partners II, LLC

David A. Jones, Jr.

Ezra Perlman

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

20786J106

(CUSIP Number of Class of Securities)

Jeffery A. Surges Chief Executive Officer Connecture, Inc. 18500 West Corporate Drive, Suite 250 Brookfield, Wisconsin 53045 (262) 432-8282	Ezra Perlman Co-President Francisco Partners One Letterman Drive, Building C – Suite 410 San Francisco, California 94129 (415) 418-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Joseph G. Silver, Esq. Samer M. Zabaneh, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4500	Adam D. Phillips, P.C. Robert E. Goedert, Esq. Kirkland & Ellis LLP 3330 Hillview Avenue Palo Alto, California 94304 (650) 859-7000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,538,046	$689.49

*	The maximum aggregate value was determined based upon the sum of: (1) 15,543,066 shares of common stock multiplied by $0.35 per share, (2) 279,992 shares of common stock subject to vested restricted stock units under Connecture, Inc.’s 2014 Equity Incentive Plan multiplied by $0.35 per share.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001245.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount previously paid:	$683.64	Filing Party:	Connecture, Inc.

Form or Registration No.:	Schedule 14A	Date Filed:	February 1, 2018

Amount previously paid:	$5.85	Filing Party:	Connecture, Inc.

Form or Registration No.:	Amendment No. 1 to Schedule 13E-3	Date Filed:	February 12, 2018

Introduction

This Amendment No. 4 to Rule 13E-3 Transaction Statement (this “Final Amendment”) on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): Connecture, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.001 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction; FP Healthcare Holdings, Inc. (“Parent”); FP Healthcare Intermediate, LLC (“Intermediate”), a Delaware limited liability company and a wholly owned subsidiary of Parent; Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P. (collectively, the “FP Investors”); Francisco Partners GP IV, L.P.; Francisco Partners GP IV Management Limited; Chrysalis Ventures II, L.P. (“Chrysalis”); Chrysalis Partners II, LLC; David A. Jones, Jr.; and Ezra Perlman. Pursuant to the Merger described herein, FP Healthcare Merger Sub Corporation (“Merger Sub”) ceased to exist and, therefore, is no longer a Filing Person.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of January 4, 2018 (the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Pursuant to the Merger Agreement, on April 25, 2018 (the “Closing Date”), Merger Sub was merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub ceased, and the Company continues its corporate existence under Delaware law as the surviving corporation in the Merger. At the effective time of the Merger, each share of Common Stock issued and outstanding at the effective time of the Merger (other than shares (collectively, the “Excluded Shares”) held by (a) Parent or Merger Sub, (b) the Company in treasury or any wholly owned subsidiary of the Company, (c) holders of Common Stock who have properly demanded appraisal rights under Delaware law, and (d) the FP Investors, Chrysalis and certain affiliates of Chrysalis (collectively, the “Rollover Investors”)) was canceled and converted into the right to receive $0.35, in cash, without interest and less any required withholding taxes (the “Merger Consideration”). Pursuant to a Rollover Agreement to which the Rollover Investors are party, the Rollover Investors contributed all shares of the Company’s Common Stock and preferred stock held by the Rollover Investors to Parent. Upon completion of the Merger, the Company’s Common Stock is no longer publicly traded, and the Company’s stockholders (other than Intermediate directly and Parent and the Rollover Investors indirectly) ceased to have any ownership interest in the Company.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is the subject of the Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, this Final Amendment and the Transaction Statement was supplied by the Company, and none of the other Filing Persons takes responsibility for the accuracy of such information. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Final Amendment or the Transaction Statement was supplied by such Filing Person. No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

Item 15 is hereby amended and supplemented as follows:

On April 24, 2018, at a special meeting of the stockholders of the Company, the holders of a majority of the outstanding capital stock of the Company voted to adopt the Merger Agreement.

On the Closing Date, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company, with the Company continuing as the surviving corporation in the Merger. As a result of the Merger, the Company is privately owned by Parent, and Merger Sub ceased to exist. At the effective time of the Merger on the Closing Date, each share of Common Stock, other than the Excluded Shares, was canceled and converted into the right to receive the Merger Consideration.

The Company intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section

12(g) of the Exchange Act and the suspension of reporting obligations under Sections 13 and 15(d) of the Exchange Act.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 25, 2018

CONNECTURE, INC.

By:	/s/ Brian D. Lindstrom
	Name:	Brian D. Lindstrom
	Title:	Chief Financial Officer

FP HEALTHCARE HOLDINGS, INC.

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

FP HEALTHCARE INTERMEDIATE, LLC

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	President

CHRYSALIS VENTURES II, L.P.

By:	CHRYSALIS PARTNERS II, LLC, its General Partner

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Member

CHRYSALIS PARTNERS II, LLC

By:	/s/ David A. Jones, Jr.
	Name:	David A. Jones, Jr.
	Title:	Member

/s/ David A. Jones, Jr.
David A. Jones, Jr.

FRANCISCO PARTNERS IV, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P., its General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
	Name:	Ezra Perlman
	Title:	Managing Director

FRANCISCO PARTNERS IV-A, L.P.

By:	FRANCISCO PARTNERS GP IV, L.P., its General Partner

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Director

FRANCISCO PARTNERS GP IV, L.P.

By:	FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED, its General Partner

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Director

FRANCISCO PARTNERS GP IV MANAGEMENT LIMITED

By:	/s/ Ezra Perlman
Name: Ezra Perlman
Title: Managing Director

/s/ Ezra Perlman
Ezra Perlman